SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Returns to Profitability: Reports Operating
and Net Profit in the First Quarter of 2006

Givat Shmuel, Israel, – May 17, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced financial results for the first quarter ended March 31, 2006.

Revenues for the first quarter of 2006 were $5.4 million, compared to $5.6 million in the first quarter of 2005. Net profit for the first quarter of 2006 was $220 thousand, or $0.03 per fully diluted share, representing the Company’s first profitable quarter since the second quarter of 2004. In the first quarter of 2005, the Company recorded a net loss of $(981) thousand, or $(0.13) per fully diluted share.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said: “We are pleased to report both operating and net profit for the first quarter of 2006, an important milestone in our strategy for building the Company to the next level. Our profits reflect the benefits of the re-organization plan that we implemented last year, according to which we have focused our resources on key products and market needs. Equally important, in contrast to our normal seasonal pattern, in which first quarter revenues are generally weaker than the fourth quarter, we are encouraged that our first quarter sales remained at the same level as they were in the previous quarter.”

Mr. Haran continued, “We continue to invest heavily in sales and marketing activities to build our pipeline of sales from key markets. During the quarter, we achieved additional success in North America with our Quoting to Delivery strategy, and continued to build positive momentum in several Asia Pacific regions, particularly in China. Despite the general shift of manufacturing activities away from Western Europe, we saw positive signs in some countries of this developed region.”

“We are pleased with market acceptance of Version 7 of our flagship CimatronE, together with encouraging early sales of our recently-introduced NC 5X Production offering. We believe these new products, together with the cutting-edge CAD/CAM solutions that we are developing for the Tooling and Discrete Manufacturing industries, will lead us to a higher level of sales in the future.”

Mr. Haran concluded, “As always, the seasonality of our business makes it difficult to predict our future results. However, with industry-leading products, thousands of satisfied customers, a great team and a streamlined organization, we are optimistic regarding our long-term prospects.”

About Cimatron

Cimatron is a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers (directly and indirectly), with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company contact Ilan Erez, CFO Cimatron Ltd. 972-3-531-2121 ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2006	2005

Total revenue	5,374	5,572

Total cost of revenue	934	1,071

Gross profit	4,440	4,501

Research and development expenses, net	1,073	1,471

Selling, general and administrative expenses	3,136	4,016

Operating income (loss)	231	(986)

Net income (loss)	$220	$(981)

Net income (loss) per share - basic and diluted	$0.03	$(0.13)

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2006	2005

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$5,676	$4,875
Other current assets	6,304	5,377

Total current assets	11,980	10,252

Deposits with insurance companies and severance pay fund	2,249	2,219

LONG-TERM INVESTMENTS:
Marketable investments	1,277	1,309
Investments in affiliated companies	814	886

Total long-term investments	2,091	2,195

Net property and equipment	999	996

Total other assets	770	780

Total assets	$18,089	$16,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:

Total current liabilities	$7,350	$5,924

Accrued severance pay	2,558	2,532

Minority interest	10	4

Total shareholders’ equity	8,171	7,982

Total liabilities and shareholders’ equity	$18,089	$16,442

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 17, 2006